Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

IMRIS Inc. (the “Company”)
5101 Shady Oak Rd
Minnetonka, Minnesota
55343

Item 2	Date of Material Change

May 7, 2015

Item 3	News Release

The news release attached as Schedule “A” was disseminated on May 7, 2015, as a correction to the news release disseminated on May 6, 2015. This material change report has been re-filed to reflect that correction.

Item 4	Summary of Material Change

On May 7, 2015, the Company announced a correction to its press release issued on May 6, 2015, to correct the record date for the Company’s annual meeting of shareholders to be held on June 25, 2015. The correct record date is May 15, 2015.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

For a full description of the material change, please refer to the news release attached as Schedule “A” hereto.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

N/A

Item 8	Executive Officer

Name of Executive Officer:	Jay D. Miller
Title:	President and CEO
Telephone Number:	763-203-6300

Item 9	Date of Report

May 7, 2015

Schedule “A”

IMRIS Announces Correction of Annual Meeting Record Date to May 15, 2015

MINNEAPOLIS, May 7, 2015 – IMRIS Inc. (NASDAQ: IMRS; TSX: IM) (“IMRIS” or the “Company”) announces a correction to yesterday’s press release which stated that the Company's shareholders of record on May 14, 2015 will be entitled to notice and to vote at the Annual Meeting. The record date is May 15, 2015 instead of May 14, 2015.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

Cautionary Note Regarding Forward-Looking Statements

This press release may contain or refer to forward-looking information based on current expectations, including but not limited to such matters as anticipated business prospects, economic and market conditions, financial condition and performance and other corporate affairs. In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “may”, “expect”, “believe”, “prospective”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts. These statements should not be understood as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results, including but not limited to such risks that. These forward looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information, please contact:

Jay Miller

President and Chief Executive Officer

IMRIS Inc.

Tel: 763-203-6303

Email: jmiller@imris.com